Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis and Results can be found in the sections titled “Definitions and Other Terms” and “Non-GAAP Financial Measures.”

These documents, along with an audio webcast of the Management Presentation on 21 May 2015, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

NOTE TO THE READER:

Starting with Q1 of fiscal year 2015, we revised the order of analysis within our Management’s Analysis of Results. Historically we presented the analysis in order of Statement of Operations line item; we now present an overall analysis of group results, an analysis of our operating results by segment, an analysis of additional non-segment related operating results with any supplementary financial or operating information following.

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the “Definitions and Other Terms”, and “Non-GAAP Financial Measures” sections of this document. We present financial measures that we believe are customarily used by our Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions section, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. We may also present other terms for measuring our sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA” and “Adjusted selling, general and administrative expenses”). Unless otherwise stated, results and comparisons are of the fourth quarter and full year of the current fiscal year versus the fourth quarter and full year of the prior fiscal year. For additional information regarding the financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measures to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures.”

James Hardie Industries plc

Results for the 4th Quarter and Full Year Ended 31 March

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	Change %	FY15	FY14	Change %
Net sales	$411.3	$376.4	9	$1,656.9	$1,493.8	11
Cost of goods sold	(258.8)	(250.9)	(3)	(1,078.1)	(987.4)	(9)
Gross profit	152.5	125.5	22	578.8	506.4	14

Selling, general and administrative expenses	(68.8)	(61.9)	(11)	(245.5)	(224.4)	(9)
Research and development expenses	(7.6)	(8.0)	5	(31.7)	(33.1)	4
Asbestos adjustments	(63.5)	(322.0)	80	33.4	(195.8)
EBIT	12.6	(266.4)		335.0	53.1

Net interest expense	(4.0)	(0.4)		(7.5)	(1.1)
Other (expense) income	(1.0)	1.2		(4.9)	2.6
Operating profit (loss) before income taxes	7.6	(265.6)		322.6	54.6
Income tax benefit (expense)	20.1	78.8	(74)	(31.3)	44.9
Net operating profit (loss)	$27.7	$(186.8)		$291.3	$99.5

Earnings (loss) per share - basic (US cents)	6	(42)		65	22
Earnings (loss) per share - diluted (US cents)	6	(42)		65	22

Volume (mmsf)	588.1	540.3	9	2,305.9	2,114.1	9

Total net sales of US$411.3 million for the quarter and US$1,656.9 million for the full year increased 9% and 11%, respectively, when compared to the prior corresponding periods. For both the quarter and full year, net sales in local currencies were favorably impacted by higher sales volumes and average net sales prices in both the USA and Europe Fiber Cement and the Asia Pacific Fiber Cement segments.

Gross profit of US$152.5 million for the quarter and US$578.8 million for the full year increased 22% and 14%, respectively, when compared with the prior corresponding periods. Gross profit margins of 37.1% for the quarter and 34.9% for the full year increased 3.8 percentage points and 1.0 percentage points, respectively, when compared with the prior corresponding periods.

Selling, general and administrative (“SG&A”) expenses of US$68.8 million for the quarter and US$245.5 million for the full year increased 11% and 9%, respectively, when compared with the prior corresponding periods. The increase primarily reflects higher compensation expenses (driven by stock compensation expenses and labor costs), an increase in discretionary expenses and higher realized losses on foreign currency transactions caused by the strengthening of the US dollar during the quarter and full year.

Research and development (“R&D”) expenses decreased 5% for the quarter and 4% for the full year when compared to the prior corresponding periods. The decrease in the quarter and full year is related to the timing and completion of certain projects.

Asbestos adjustments for both the fourth quarter and full year decreased compared to prior corresponding periods. For the full year, the primary driver is the US$144.7 million favorable impact of the depreciating AUD/USD spot exchange rate between balance sheet dates; partially offset by a US$111.3 unfavorable movement in the actuarial adjustment recorded at year end in line with KPMGA’s actuarial report. See below for further discussion regarding our asbestos adjustment.

Other (expense) income for the quarter and full year reflects unrealized foreign exchange gains and losses and unrealized gains and losses on interest rate swaps.

Net operating profit for the quarter increased, compared to the prior corresponding period, primarily due to the favorable underlying performance of the operating business units, and a decrease in unfavorable asbestos adjustments, which was partially offset by a corresponding decrease in income tax benefit. The increase for the full year compared to the prior corresponding period, is driven by the favorable underlying performance of the operating business units and the favorable impact of asbestos adjustments; partially offset by a higher income tax expense.

USA & Europe Fiber Cement Segment

Operating results for the USA & Europe Fiber Cement segment were as follows:

	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	Change	FY15	FY14	Change
Volume (mmsf)	474.1	433.4	9%	1,849.7	1,696.9	9%
Average net sales price per unit (per msf)	US$670	US$653	3%	US$675	US$652	4%

Net sales (US$ Millions)	325.1	288.2	13%	1,276.5	1,127.6	13%
Gross profit			27%			17%
Gross margin (%)			4.1 pts			1.1 pts
EBIT (US$ Millions)	79.6	57.2	39%	285.9	237.0	21%
EBIT margin (%)	24.5	19.8	4.7 pts	22.4	21.0	1.4 pts

Net sales for the quarter and full year were favorably impacted by higher volumes and a higher average net sales price. The increase in our sales volume for both the quarter and full year compared to the prior corresponding periods was primarily driven by further market penetration and modest growth in the repair and remodel market and new construction market.

For the quarter and full year, the increase in our average net sales price reflects the ongoing execution of our pricing strategies, favorable product mix and the reduction of pricing inefficiencies when compared to the prior corresponding periods.

We note that there are a number of indicators that measure US housing market growth, most of which have reported between low single digit growth and slight contraction in recent quarters when compared to prior corresponding periods. However, at the time of filing our results for the full year ended 31 March 2015, only US Census Bureau data is available. According to the US Census Bureau, single family housing starts for the quarter were 144,100, 6% above the prior corresponding period, and for full year ended 31 March 2015, single family housing starts were 638,800, 3% above the prior corresponding period.

While we have provided US Census Bureau data above, we note that it typically trends higher than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter and full year can be attributed to the following components:

For the three months ended 31 March 2015:
Higher average net sales price	2.6
Lower production costs	1.5

Total percentage point change in gross margin	4.1 pts

For full year ended 31 March 2015:
Higher average net sales price	2.7
Higher production costs	(1.6)

Total percentage point change in gross margin	1.1 pts

Production costs in the quarter were lower when compared to the prior corresponding period as a result of improved plant performance and economies of scale achieved through a 9% increase in volume, which was partially offset by higher input costs. Production costs for the full year when compared to the prior corresponding period were higher primarily due to higher input costs driven by the market prices for pulp, gas, silica and the costs incurred with starting up our Fontana, California plant in fiscal year 2015; partially offset by economies of scale achieved through a 9% increase in volume.

EBIT of US$79.6 million for the quarter increased by 39%, compared to the prior corresponding period, reflecting increased volumes and improved plant performance of our US business. EBIT of US$285.9 million for the full year increased by 21%, compared to the prior corresponding periods, reflecting increased volumes and average net sales price.

For both the quarter and full year, EBIT was unfavorably impacted by higher SG&A, primarily reflecting higher compensation expenses due to increased headcount. As a percentage of segment sales, SG&A expenses decreased by 0.3 percentage points for the quarter, but increased by 0.1 percentage points for the full year.

EBIT margin for the quarter increased 4.7 percentage points to 24.5% from 19.8% in the prior corresponding period driven by higher net sales and lower production costs. EBIT margin for the full year increased to 1.4 percentage points to 22.4% from 21.0% in the prior year driven by higher net sales partially offset by higher production costs.

Asia Pacific Fiber Cement Segment

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	Change	FY15	FY14	Change
Volume (mmsf)	114.0	106.9	7%	456.2	417.2	9%

Net Sales (US$ Millions)	86.2	88.2	(2%)	380.4	366.2	4%
US$ Gross Profit			3%			7%
US$ Gross Margin (%)			1.9 pts			1.0 pts
EBIT (US$ Millions)	20.0	17.3	16%	94.1	81.1	16%
New Zealand weathertightness claims (US$ millions)	0.1	(1.1)		4.3	(1.8)
EBIT excluding (US$ millions)[1]	19.9	18.4	8%	89.8	82.9	8%
US$ EBIT Margin excluding (%)[1]	23.1	20.9	2.2 pts	23.6	22.6	1.0 pts

1 Excludes New Zealand weathertightness claims

The Asia Pacific Fiber Cement Segment results in US dollars were unfavorably impacted for the quarter and for the full year by the change in the period weighted average AUD/USD exchange rates relative to the prior corresponding periods. The impact of the exchange rate movements are detailed in the table below:

	Q4 FY15			Full Year FY15
	Results in AUD	Results in USD	Impact of foreign exchange	Results in AUD	Results in USD	Impact of foreign exchange
Net Sales	▲ 11%	▼ 2%	(13 pts)	▲ 11%	▲ 4%	(7 pts)
Gross Profit	▲ 17%	▲ 3%	(14 pts)	▲ 14%	▲ 7%	(7 pts)
EBIT	▲ 30%	▲ 16%	(14 pts)	▲ 24%	▲ 16%	(8 pts)
EBIT excluding[1]	▲ 22%	▲ 8%	(14 pts)	▲ 15%	▲ 8%	(7 pts)

1 Excludes New Zealand weathertightness claims

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	Change	FY15	FY14	Change
Volume (mmsf)	114.0	106.9	7%	456.2	417.2	9%
Average net sales price per unit (per msf)	A$946	A$910	4%	A$942	A$930	1%

Net Sales (A$ Millions)	109.2	98.3	11%	434.5	392.4	11%
A$ Gross Profit			17%			14%
A$ Gross Margin (%)			1.8 pts			1.0 pts
EBIT (A$ Millions)	25.4	19.5	30%	107.4	86.9	24%
New Zealand weathertightness claims (A$ millions)	0.2	(1.2)		4.9	(1.9)
EBIT excluding (A$ millions)[1]	25.2	20.7	22%	102.5	88.8	15%
A$ EBIT Margin excluding (%) [1]	23.1	21.1	2.0 pts	23.6	22.6	1.0 pts

1 Excludes New Zealand weathertightness claims

Net sales in Australian dollars for the quarter and full year increased, largely due to higher sales volumes and higher average net sales price, when compared to prior corresponding periods. In our Australian business, the key drivers of net sales growth were favorable conditions in our addressable markets and a favorable product mix. In our New Zealand business, volume grew across all regions; however, net sales growth was partially offset by a lower average selling price due to product mix. In our Philippines business, net sales were driven higher compared to the prior corresponding periods by growth in our addressable markets and continued market penetration.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Asia Pacific business’ sales volume, were 26,649 for the quarter, an increase of 0.2%, when compared to the prior corresponding period. For the twelve months, approvals for detached houses were 114,676, an increase of 9%, compared to the prior corresponding period. The other key driver of our sales volume is the alterations and additions market, which increased 5% for the three months ended 31 December 2014 when compared to the prior corresponding period. For the twelve months ended 31 December 2014, the alterations and additions market was flat compared to the prior corresponding period.

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 5,404 for the quarter, an increase of 3%, when compared to the prior corresponding period. For the twelve months, consents for dwellings excluding apartments, were 23,168, an increase of 12%, compared to the prior corresponding period.

In Australian dollars, the change in gross margin for the quarter and full year can be attributed to the following components:

For the three months ended 31 March 2015:
Higher average net sales price	1.4
Lower production costs	0.4

Total percentage point change in gross margin	1.8 pts

For full year ended 31 March 2015:
Higher average net sales price	1.0
Flat production costs	-

Total percentage point change in gross margin	1.0 pts

For the quarter, production costs decreased compared to the prior corresponding period, primarily due to economies of scale achieved through a 7% increase in volume, which was partially offset by higher market prices for input costs, driven by the impact of the depreciating Australian dollar on the price of pulp. Production costs for the full year ended 31 March 2015 were flat, when compared to the prior corresponding period due to higher input costs driven by higher market prices of pulp, offset by improved plant performance and the financial impact of purchasing our Rosehill facility.

During December 2014, we purchased the land and buildings previously leased at our Rosehill, New South Wales facility for A$45.0 million. As a result of the purchase, we released remediation and straight line rent provisions required as a lessee, resulting in a benefit to cost of goods sold of A$3.0 million for the full year.

In Australian dollars, EBIT for the quarter and full year increased by 30% and 24% respectively, compared to the prior corresponding periods. For the full year, as a percentage of net sales, SG&A including New Zealand weathertightness increased by 3.2 percentage points compared to the prior corresponding period, driven by compensation and marketing related expenses.

For the quarter and full year, we recorded a benefit related to New Zealand weathertightness claims, compared to an expense in the prior corresponding periods. The decrease in the provision is a result of a higher rate of claim resolution, fewer open claims at the end of the period and a continued reduction in the number of new claims received when compared to the prior corresponding full year.

In Australian dollars, EBIT excluding New Zealand weathertightness claims for the quarter and full year increased by 22% and 15% respectively, compared to the prior corresponding periods, to A$25.2 million and A$102.5 million, respectively.

At 31 March 2015, we have classified the Australia Pipes business as held for sale with the target for disposition in the first half of fiscal year 2016.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D Segment; or commercialization projects for the benefit of a particular business unit which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D Segment:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	Change %	FY15	FY14	Change %
Segment R&D expenses	$(5.9)	$(5.9)	-	$(24.2)	$(22.2)	(9)
Segment R&D SG&A expenses	(0.4)	(0.5)	20	(1.8)	(2.2)	18
Total R&D EBIT	$(6.3)	$(6.4)	2	$(26.0)	$(24.4)	(7)

The change in Segment R&D expenses compared to the prior corresponding period and full year is a result of the number of core R&D projects being worked on by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. In total, these costs were US$1.7 million for the quarter and US$7.5 million for the full year, compared to US$2.1 million and US$10.9 million, respectively, for the prior corresponding periods.

General Corporate Segment

Results for the General Corporate Segment for the quarter and full year ended 31 March are as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	Change %	FY15	FY14	Change %
General Corporate SG&A expenses	$(16.6)	$(11.8)	(41)	$(49.9)	$(42.7)	(17)
Asbestos:
Asbestos Adjustments	(63.5)	(322.0)	80	33.4	(195.8)
AICF SG&A Expenses[1]	(0.6)	(0.7)	14	(2.5)	(2.1)	(19)
General Corporate EBIT	$(80.7)	$(334.5)	76	$(19.0)	$(240.6)	92

1 Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Notes 2 and 11 of our 31 March 2015 Consolidated Financial Statements for further information on the Asbestos Adjustments

For the quarter, General Corporate SG&A Expenses increased by US$4.8 million, compared to the prior corresponding period. The increase in General Corporate SG&A is driven by a non-recurring stamp duty of US$4.2 million incurred in the quarter, US$2.3 million in compensation related expenses and US$1.1 million of recognized foreign exchange losses, which was partially offset by lower professional fees of US$3.1 million. The increase in compensation related expenses was largely driven by company performance-based incentive bonuses, higher headcount, and stock compensation expenses.

For the full year, General Corporate SG&A Expenses increased by US$7.2 million, compared to the prior corresponding period. The increase in General Corporate SG&A is driven by a non-recurring stamp duty of US$4.2 million, US$2.0 million in compensation related expenses and US$1.6 million of recognized foreign exchange losses. The increase in compensation related expenses was largely driven by company performance-based incentive bonuses and higher headcount.

Asbestos adjustments for both periods reflect a change in the actuarial estimate of the asbestos liability, insurance receivables, AICF claims handling costs and the foreign exchange translation impact of the Australian denominated asbestos related assets and liabilities being recorded on our consolidated balance sheet in US dollar at the reporting date for each respective period.

For fiscal years 2015 and 2014, the asbestos adjustments recorded by the Company were made up of the following components:

	Full Year ended 31 March
US$ Millions	FY15	FY14	% Change
Change in actuarial estimate	(111.3)	(308.2)	64
Recovery of insurance receivables	-	15.2
Effect of foreign exchange rate movements	144.7	97.2	49
Asbestos adjustments	33.4	(195.8)

Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries remained relatively flat at A$1.566 billion at 31 March 2015 compared to A$1.547 billion at 31 March 2014. The change in the undiscounted and uninflated central estimate of A$19.2 million or 1% is primarily due to an increase in the projected future number of mesothelioma claims, reflecting both higher numbers of claims and a change in the incidence pattern for mesothelioma, lower nil settlement rates being assumed for lung cancer, partially offset by lower average claims sizes and lower average defense legal cost assumptions for most disease types.

During the 2015 fiscal year, mesothelioma claims reporting activity was above actuarial expectations for the third consecutive year. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which is currently assumed to occur in the period 2014/2015 to 2016/2017. Potential variation in this estimate has a much greater impact than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, KPMGA determined that if claims reporting does not begin to reduce until after 2018/19 together with increased claims reporting from 2026/27 onwards, the discounted central estimate could increase by approximately 26% on a discounted basis. At 31 March 2015, KPMGA formed the view that the higher claims reporting activity assumed in the short and medium term is not necessarily indicative of longer term impacts, as at this stage it is too early to form such a long-term conclusion on the basis of two years of experience.

Asbestos claims paid of A$154.3 million for fiscal year 2015 were higher than the actuarial expectation of A$148.9 million. All figures provided in this Claims Data section are gross of insurance and other recoveries.

The AUD/USD spot exchange rates are shown in the table below:

FY15		FY14
31 March 2014	0.9220	31 March 2013	1.0420
31 March 2015	0.7636	31 March 2014	0.9220
Change ($)	(0.1584)	Change ($)	(0.1200)
Change (%)	(17%)	Change (%)	(12%)

Readers are referred to Notes 2 and 11 of our Consolidated Financial Statements for further information on asbestos adjustments.

EBIT

The table below summarizes the segment EBIT results as discussed above:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	Change %	FY15	FY14	Change %
USA and Europe Fiber Cement	$79.6	$57.2	39	$285.9	$237.0	21
Asia Pacific Fiber Cement[1]	19.9	18.4	8	89.8	82.9	8
Research & Development	(6.3)	(6.4)	2	(26.0)	(24.4)	(7)
General Corporate[2]	(12.4)	(11.8)	(5)	(45.7)	(42.7)	(7)
Adjusted EBIT	80.8	57.4	41	304.0	252.8	20

Asbestos:
Asbestos adjustments	(63.5)	(322.0)	80	33.4	(195.8)
AICF SG&A expenses	(0.6)	(0.7)	14	(2.5)	(2.1)	(19)
New Zealand weathertightness claims	0.1	(1.1)		4.3	(1.8)
Non-recurring stamp duty	(4.2)	-		(4.2)	-
EBIT	12.6	(266.4)		335.0	53.1

1 Excludes New Zealand weathertightness claims

2 Excludes Asbestos-related expenses and adjustments and non-recurring stamp duty

Net Interest (expense) income

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	Change %	FY15	FY14	Change %
Gross interest expense	(4.9)	(0.9)		(9.7)	(3.9)
Capitalised Interest	1.1	-		1.7	-
Interest income	-	0.1		0.4	0.5	(20)
Realised loss on interest rate swaps	(0.6)	(0.1)		(1.3)	(0.6)
Net AICF interest income	0.4	0.5	(20)	1.4	2.9	(52)
Net interest expense	(4.0)	(0.4)		(7.5)	(1.1)

Gross interest expense for the quarter and full year increased US$4.0 million and US$5.8 million, respectively, when compared to the prior corresponding periods, primarily as a result of higher average balances of funds drawn on our debt facilities and interest incurred on our senior notes which were issued in the fourth quarter of fiscal 2015. Capitalized interest for the quarter and full year totaled US$1.1 million and US$1.7 million, respectively, compared to nil for the prior corresponding periods, as we were in a net cash position in fiscal year 2014.

For the full year, AICF net interest income decreased US$1.5 million compared to the prior corresponding period, primarily a result of the combined impact of higher interest expense incurred as a result of the drawdowns made on the AICF loan facility and a decrease in interest income as a result of lower investment balances held by AICF in fiscal year 2015 compared to fiscal year 2014.

Other (expense) income

For the quarter, other expense moved from a gain of US$1.2 million in the prior corresponding period to a loss of US$1.0 million. For the full year, other expense moved from a gain of US$2.6 million in the prior corresponding period to a loss of US$4.9 million. The changes in other expense period over period are due to the timing of foreign exchange gains and losses and the unrealized gains and losses resulting from the changes in the fair value of our interest rate swaps at the balance sheet dates.

Income Tax

	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	FY15	FY14
Income tax benefit (expense) (US$ Millions)	20.1	78.8	(31.3)	44.9
Effective tax rate (%)	(264.5)	29.7	9.7	(82.2)

Adjusted income tax (expense)[1] (US$ Millions)	(18.1)	(12.4)	(68.8)	(54.2)
Adjusted effective tax rate[1] (%)	24.0	21.5	23.7	21.6

1 Adjusted income tax expense represents income tax on net operating profit excluding asbestos adjustments, New Zealand weathertightness, non-recurring stamp duty, and other tax adjustments

Total income tax benefit for the quarter decreased by US$58.7 million from the prior corresponding period. The change is primarily due to a US$258.5 million reduction in unfavorable asbestos adjustments from US$322.0 million in the prior corresponding quarter to US$63.5 million for the fourth quarter.

Total income tax expense for the full year increased by US$76.2 million from the prior corresponding period. The change is primarily due to a reduction in the unfavorable asbestos adjustments and an unfavorable change in tax adjustments compared to the prior corresponding period relating to a non-recurring receipt of interest from the Australian Taxation Office in the third quarter of fiscal year 2014; resulting from the finalization of a successful appeal of a disputed amended tax assessment.

The increase in the adjusted effective tax rate for both the quarter and the full year was primarily due to a higher proportion of taxable earnings in jurisdictions with higher tax rates, in particular the USA.

Readers are referred to Note 15 of our 31 March 2015 Consolidated Financial Statements for further information related to income tax.

Net Operating Profit

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	Change %	FY15	FY14	Change %
EBIT	$12.6	$ (266.4)		$335.0	$53.1

Net interest expense	(4.0)	(0.4)		(7.5)	(1.1)
Other (expense) income	(1.0)	1.2		(4.9)	2.6
Income tax (expense) benefit	20.1	78.8	(74)	(31.3)	44.9
Net operating profit (loss)	27.7	(186.8)		291.3	99.5

Excluding:
Asbestos:
Asbestos adjustments	63.5	322.0	(80)	(33.4)	195.8
AICF SG&A expenses	0.6	0.7	(14)	2.5	2.1	19
AICF interest income	(0.4)	(0.5)	20	(1.4)	(2.9)	52
New Zealand weathertightness claims	(0.1)	1.1		(4.3)	1.8
Non-recurring stamp duty	4.2	-		4.2	-
Asbestos and other tax adjustments	(38.2)	(91.2)	58	(37.5)	(99.1)	62
Adjusted net operating profit	$57.3	$45.3	26	$221.4	$197.2	12

Adjusted diluted earnings per share (US cents)	13	10		50	44

Adjusted net operating profit of US$57.3 million for the quarter increased US$12.0 million, or 26%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units as reflected in the US$23.4 million increase in adjusted EBIT. The improved underlying performance of the business was partially offset by an increase in adjusted income tax expense of US$5.7 million, gross interest expense of US$4.0 million and other expense of US$2.2 million.

Adjusted net operating profit of US$221.4 million for the full year increased US$24.2 million, or 12%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units as reflected in the US$51.2 million increase in adjusted EBIT. The improved underlying performance of the business was partially offset by an increase in adjusted income tax expense of US$14.6 million, other expense of US$7.5 million and gross interest expense of US$5.8 million.

Cash Flow

Operating Activities

Net operating cash flow decreased US$143.3 million to US$179.5 million. The movement compared to the prior full year was largely driven by our contribution to AICF, which was US$113.0 million higher in fiscal year 2015 than fiscal year 2014. Additionally, cash used to meet working capital requirements was US$44.1 million higher in fiscal year 2015, consisting of a decrease in cash inflows from accounts payable and increases in inventory compared to fiscal year 2014. In fiscal year 2014, cash inflows due to the increase in accounts payable were US$48.5 million compared to US$30.8 million inflows in fiscal year 2015. The movement in accounts payable relates to increases in rebate programs, timing of invoices, and interest related to our senior notes. The increase in inventory is primarily driven by the increase in production in anticipation for the calendar 2015 US building season, addition of the Fontana facility to the network and the expansion of our vendor managed inventory program.

Investing Activities

Net cash used in investing activities increased from US$118.8 million in the prior corresponding full year to US$277.9 million. The increase in cash used in investing activities compared to the prior full year reflects the continued execution of our capacity expansion plans across our businesses and other investments to improve our manufacturing network.

Financing Activities

Net cash used in financing activities of US$186.3 million in the prior corresponding full year moved to US$4.6 million. The movement was primarily related to the issuance of senior unsecured notes of US$325.0 million and a net draw down on our debt facilities of US$75.0 million, which was partially offset by a US$191.0 million increase in cash used to pay dividends, largely a result of the one-time 125 year anniversary special dividend paid during the first quarter of fiscal year 2015.

Capacity Expansion

We continue with our plans to increase the production capacity of our USA and Europe and Asia Pacific Fiber Cement segments. The table below illustrates what we have spent on capacity expansion related projects for the full year ended 31 March 2015:

Project Description	Full Year FY15
Plant City, Florida - 4th sheet machine and ancillary facilities	US$46.4 million
Cleburne, Texas - 3rd sheet machine and ancillary facilities	US$24.7 million
Carole Park, Queensland - Capacity expansion project	US$36.2 million
Tacoma, Washington - Land and buildings	US$28.3 million
Rosehill, New South Wales - Land and buildings	US$37.5 million
Total capacity expansion spend	US$173.1 million

We continually evaluate the demand in the US housing market and estimated commissioning dates of our capacity related projects. Currently, we have deferred the sheet machine commissioning at our Plant City and Cleburne facilities, subject to our continued monitoring of the US housing market recovery.

We have classified the idled Blandon plant and assets as held for sale with the target for disposition in the first half of fiscal year 2016.

Liquidity and Capital Structure

Our cash position decreased from US$167.5 million at 31 March 2014 to US$67.0 million at 31 March 2015.

At 31 March 31 2015, we have US$590.0 million of combined bilateral credit facilities available to us with a combined average tenor of 2.4 years. At 31 March 2015, a total of US$75.0 million is drawn from our bilateral credit facilities, compared to nil at 31 March 2014.

On 10 February 2015, James Hardie International Finance Limited, a wholly owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal senior unsecured notes due 15 February 2023. The notes are guaranteed by James Hardie International Group Limited, James Hardie Technology Limited and James Hardie Building Products Inc., each of which are wholly-owned subsidiaries of JHI plc. The net proceeds from this offering were used for general corporate purposes, including the repayment of US$317.0 million of outstanding borrowings under current bilateral credit facilities and the payment of related transaction fees and expenses.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flow from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Allocation, Dividends, and Share Buyback

The following table summarizes the dividends declared or paid in respect of fiscal year 2013, 2014 and 2015:

(Millions of US dollars)	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2015 special dividend	0.22	98.0	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	120.3	21 May 2015	11 June 2015	7 August 2015
FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014
FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014
FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013
FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

Share Buyback

The company announced today a new share buyback program to acquire up to 5% of its issued capital within the 12 month period to May 2016. The actual shares that the company may repurchase will be subject to share price levels and consideration of the effect of the share buyback and alignment with our capital allocation objectives.

During fiscal 2014, we announced a share buyback program to acquire up to 5% of our issued capital in the twelve months through May 2014. Under this program, we repurchased and cancelled 715,000 shares of our common stock during the first quarter of fiscal year 2015. The aggregate costs of the shares repurchased and cancelled was A$9.8 million (US$9.1 million), at an average market price of A$13.69 (US$12.73). Upon the expiration of the fiscal year 2014 program, we announced a new share buyback program to acquire up to 5% of our issued capital. No shares were repurchased or cancelled under the fiscal year 2015 program.

In line with our capital allocation objectives we expect the following activities to continue in the near term:

•	invest in R&D and capacity expansion to support organic growth;
•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit excluding asbestos;
•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and
•	consider other shareholder returns when appropriate.

Other Asbestos Information

	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	Change %	FY15	FY14	Change %
Claims received	158	132	(20)	665	608	(9)
Actuarial estimate for the period	152	135	(13)	610	540	(13)
Difference in claims received to actuarial estimate	(6)	3		(55)	(68)	19

Average claim settlement[1] (A$)	278,000	238,000	(17)	254,000	253,000	-
Actuarial estimate for the period[2]	289,000	262,000	(10)	289,000	262,000	(10)
Difference in claims paid to actuarial estimate	11,000	24,000	54	35,000	9,000

1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements

2 This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

Claims Data

For the quarter and full year ended 31 March 2015, we noted the following related to asbestos-related claims:

•	Claims received during the fourth quarter and full year were 4% and 9% above actuarial estimates, respectively;
•	Claims received during the fourth quarter and full year were 20% and 9% higher than the prior corresponding periods, respectively;
•	The higher reported mesothelioma claims experience noted during fiscal 2014 has continued into the fourth quarter and full year;
•	The average claim settlement is higher by 17% for the quarter and flat for the full year, compared to the prior corresponding periods;
•	The average claim settlement for the quarter and full year is lower by 4% and 12%, respectively, versus actuarial estimates;
•	Average claim settlement sizes are generally lower across all disease types compared to actuarial expectations for fiscal 2015; and
•

The decrease in average claim settlement for the quarter and full year versus actuarial estimates is largely attributable to a lower number of large mesothelioma claims being settled compared to the prior corresponding periods.

AICF Funding

On 1 July 2014, we made a payment of A$119.9 million (US$113.0 million) to AICF, representing 35% of our free cash flow for fiscal year 2014. For the 1 July 2014 payment, free cash flow as defined in the AFFA was equivalent to our fiscal year 2014 operating cash flows of US$322.8 million.

We anticipate that we will make a contribution of approximately US$62.8 million to AICF on 1 July 2015. This amount represents 35% of our free cash flow for fiscal year 2015, as defined by the AFFA.

From the time AICF was established in February 2007 through 21 May 2015, we have contributed approximately A$718.1 million to the fund.

Readers are referred to Note 2 and 11 of our 31 March 2015 Consolidated Financial Statements for further information on Asbestos.

Non-financial Terms

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

NBSK – Northern Bleached Softwood Kraft; our benchmark grade of pulp.

Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales

Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	FY15	FY14
EBIT	$12.6	$(266.4)	$335.0	$53.1
Asbestos:
Asbestos adjustments	63.5	$322.0	(33.4)	195.8
AICF SG&A expenses	0.6	$0.7	2.5	2.1
New Zealand weathertightness claims	(0.1)	$1.1	(4.3)	1.8
Non-recurring stamp duty	4.2	$-	4.2	-
Adjusted EBIT	80.8	57.4	304.0	252.8
Net sales	$411.3	$376.4	$1,656.9	$1,493.8
Adjusted EBIT margin	19.6%	15.3%	18.3%	16.9%

Adjusted net operating profit – Adjusted net operating profit is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	FY15	FY14
Net operating profit	$27.7	$(186.8)	$291.3	$99.5
Asbestos:
Asbestos adjustments	63.5	322.0	(33.4)	195.8
AICF SG&A expenses	0.6	0.7	2.5	2.1
AICF interest income, net	(0.4)	(0.5)	(1.4)	(2.9)
New Zealand weathertightness claims	(0.1)	1.1	(4.3)	1.8
Non-recurring stamp duty	4.2	-	4.2	-
Asbestos and other tax adjustments	(38.2)	(91.2)	(37.5)	(99.1)
Adjusted net operating profit	$57.3	$45.3	$221.4	$197.2

Adjusted diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	FY15	FY14
Adjusted net operating profit (US$ millions)	$57.3	$45.3	$221.4	$197.2
Weighted average common shares outstanding - Diluted (millions)	446.4	445.8	446.4	444.6
Adjusted diluted earnings per share (US cents)	13	10	50	44

Adjusted income tax expense and adjusted effective tax rate – Adjusted effective tax rate on earnings is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	FY15	FY14
Operating profit (loss) before income taxes	$7.6	$(265.6)	$322.6	$54.6
Asbestos:
Asbestos adjustments	63.5	$322.0	(33.4)	195.8
AICF SG&A expenses	0.6	$0.7	2.5	2.1
AICF interest expense, net	(0.4)	$(0.5)	(1.4)	(2.9)
New Zealand weathertightness claims	(0.1)	$1.1	(4.3)	1.8
Non-recurring stamp duty	4.2	$-	4.2	-
Adjusted operating profit before income taxes	$75.4	$57.7	$290.2	$251.4

Income tax benefit (expense)	$20.1	$78.8	$(31.3)	$44.9
Asbestos and other tax adjustments	(38.2)	(91.2)	(37.5)	(99.1)
Adjusted income tax expense	$(18.1)	$(12.4)	$(68.8)	$(54.2)
Effective tax rate	(264.5%)	29.7%	9.7%	(82.2%)
Adjusted effective tax rate	24.0%	21.5%	23.7%	21.6%

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	FY15	FY14
EBIT	$12.6	$(266.4)	$335.0	$53.1
Depreciation and amortization	18.9	15.2	70.9	61.4
Adjusted EBITDA	$31.5	$(251.2)	$405.9	$114.5

Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY15	Q4 FY14	FY15	FY14
Selling, general and administrative expenses	$68.8	$61.9	$245.5	$224.4
Excluding:
New Zealand weathertightness claims	0.1	(1.1)	4.3	(1.8)
AICF SG&A expenses	(0.6)	(0.7)	(2.5)	(2.1)
Non-recurring stamp duty	(4.2)	-	(4.2)	-
Adjusted selling, general and administrative expenses	$64.1	$60.1	$243.1	$220.5
Net Sales	$411.3	$376.4	$1,656.9	$1,493.8
Selling, general and administrative expenses as a percentage of net sales	16.7%	16.4%	14.8%	15.0%
Adjusted selling, general and administrative expenses as a percentage of net sales	15.6%	16.0%	14.7%	14.8%

As set forth in Note 11 of the Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with the Consolidated Financial Statements and related notes contained therein.

James Hardie Industries plc

Supplementary Financial Information

31 March 2015

(Unaudited)

(US$ Millions)	Total Fibre Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$-	$22.0	$22.0
Restricted short-term investments – Asbestos	-	-	-
Insurance receivable – Asbestos[1]	-	178.6	178.6
Workers compensation asset – Asbestos[1]	-	50.0	50.0
Deferred income taxes – Asbestos[1]	-	405.2	405.2

Asbestos liability¹	$-	$1,421.6	$1,421.6
Workers compensation liability – Asbestos[1]	-	50.0	50.0
Income taxes payable	21.0	(19.2)	1.8

Asbestos adjustments	$-	$33.4	$33.4
Selling, general and administrative expenses	(243.0)	(2.5)	(245.5)
Net interest (expense) income	(8.9)	1.4	(7.5)
Income tax (expense) benefit	(31.7)	0.4	(31.3)

¹   The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our Consolidated Balance Sheets.

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡	expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
¡	expectations concerning indemnification obligations;
¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡	statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
¡	statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.